Exhibit 4.1

CERTIFICATE OF CREATION OF

SERIES A PREFERRED STOCK

OF

SPECTRASCIENCE, INC.

I, James Hitchin, Chief Executive Officer of SpectraScience, Inc. a Minnesota corporation (the “Company”), do hereby certify that on June 12, 2007, under the authority of Article II, Section 2.01 of the Company's Amended and Restated Articles of Incorporation, the Board of Directors of the Company unanimously adopted a resolution fixing the rights and preferences of 2,250,000 of the Company's undesignated shares of capital stock as Series A Preferred Stock, $.01 par value, with the preferences, rights and limitations set forth on Exhibit A which is attached hereto and hereby incorporated herein.

IN WITNESS WHEREOF, I have hereunto subscribed my name as Chief Executive Officer of the Company this twelfth day of June, 2007.

James Hitchin Chief Executive Officer

EXHIBIT A

DESIGNATION OF THE RELATIVE RIGHTS
AND PREFERENCES OF THE SERIES A PREFERRED STOCK.

DESIGNATION AND RANK

SpectraScience, Inc. a Minnesota corporation (the “Company”), hereby designates out of its authorized, but unissued, shares of preferred stock, a new series of preferred stock entitled Series A Preferred Stock, par value $.01 per share (the “Series A Preferred Stock”). The maximum number of shares of Series A Preferred Stock shall be two million two hundred and fifty thousand (2,250,000) shares. The Series A Preferred Stock shall rank, with respect to dividends and rights upon liquidation, winding up and dissolution, senior to the Common Stock of the Company.

DIVIDENDS

Dividends are payable on the Series A Preferred Stock only if, when and in the amount declared by the Board of Directors in its sole discretion. If the Company declares a dividend or a distribution on any Common Stock of the Company, the Company shall pay a dividend or make a distribution on all outstanding shares of Series A Preferred Stock in an amount per share equal to the maximum amount paid or set aside for all shares of Common Stock into which each such share of Series A Preferred Stock could then be converted (the “Preferred Dividend”). The Company shall pay the Preferred Dividend prior to paying a dividend or distribution to the holders of Common Stock.

LIQUIDATION PREFERENCE

VOTING RIGHTS

Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Series A Preferred Stock are then convertible and shall have voting rights and powers equal to the voting rights and powers of the Common Stock, except as otherwise required by Minnesota law or as set forth in this Designation, voting together with the Common Stock as a single class. Fractional votes shall not be permitted and any fractional voting rights resulting from the conversion of Series A Preferred Stock into Common Stock (in the case of each holder, after aggregating all fractional shares held by such holder into the maximum number of whole shares) shall be rounded to the nearest whole number (with one-half being rounded upward). Each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held. Notwithstanding the foregoing, the holders of the Series A Preferred Stock shall vote as a single class to elect one director of the Company if on the record date for such election at least five hundred thousand (500,000) shares of Series A Preferred Stock are outstanding.

CONVERSION

The holders of Series A Preferred Stock shall have the following conversion rights (the “Conversion Rights”) as defined below:

ANTI-DILUTION ADJUSTMENTS

The Conversion Price is subject to adjustment as provided in this Section 6.

Adjustments for Subdivision or Combination of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided by stock split, stock dividend or otherwise into a greater number of shares of Common Stock, the Conversion Price shall, concurrently within the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined or consolidated into a lesser number of shares of Common Stock, the Conversion Price shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

Stock Dividends and Other Distributions. In the event the Company makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, any distribution payable in property, in securities of other persons or of the Company or evidences of indebtedness of other persons or of the Company, unless otherwise adjusted for in this Section 6 or as provided for in Section 2 in connection with a Preferred Dividend, then, and in each such event, the holders of Class A Preferred Stock shall receive, at the time of such distribution, the amount of any such distribution that they would have received had their Class A Preferred Stock been converted into Common Stock immediately prior to the date of such event.

Adjustments for Reorganization, Reclassification or Similar Events. If the Common Stock shall be changed into the same or a different number of shares of any other class or classes of stock or other securities or property, whether by capital reorganization, reclassification or otherwise, then each share of Class A Preferred Stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such shares of Class A Preferred Stock shall have been entitled upon such reorganization, reclassification or other event.

Adjustments for Diluting Issues. In addition to the adjustments to the Conversion Price provided above, the Conversion Price shall be further adjusted from time to time as follows (the main operative provision hereof is in Section 6(d)(iii) below):

Special Definitions:

“Options” shall mean rights, options or warrants (other than as excluded by Section 6(d)(i)(D) below) to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities (as defined herein).

“Original Issue Date” shall mean the date of the Closing of a transaction or series of transactions in which the Company issues shares of Series A Preferred Stock for an aggregate consideration of at least $1,000,000.

"Convertible Securities” shall mean securities (other than as excluded by Section 6(d)(i)(D) below) convertible, either directly or indirectly, into or exchangeable for Common Stock.

“Additional Shares of Common Stock” shall mean all shares of Common Stock, for which an adjustment under section 6(a) has already been made, issued (or deemed to be issued) by the Company after the Original Issue Date other than the following:

Shares of Common Stock issued (or deemed to be issued) upon the conversion of any of the Series A Preferred Stock, or as a dividend or distribution on the Series A Preferred Stock;

Shares of Common Stock issued (or deemed to be issued) upon the conversion of any debenture, warrant, option or other convertible security that is outstanding as of the Original Issue Date or issued in connection with the issuance of the Series A Preferred Stock, unless such exercise or conversion price was adjusted downward after the issuance of the Series A Preferred Stock;

Shares of Common Stock issued (or deemed to be issued) upon a stock split, stock dividend or other subdivision of shares of Common Stock;

Shares of Common Stock (or options to purchase such shares) issued (or deemed to be issued) to employees, consultants or directors pursuant to stock option, stock grant, stock purchase or similar plans or arrangements approved by the Company's Board of Directors, including the Series A Director;

Deemed Issue of Additional Shares of Common Stock. Except as otherwise provided in Section 6(d), if the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of any holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefore, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

No further adjustment in the Conversion Price shall be made upon the subsequent issue of such Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities at the same exercise, conversion or exchange price or ratio in effect upon the adoption of the applicable plan or grant of such Option or Convertible Securities;

If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Company, or increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof or upon the occurrence of a record date with respect thereto, and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease;

Upon the expiration or termination of any such Option or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issue thereof or upon occurrence of a record date with respect thereto, and any subsequent adjustments based thereon, shall, upon such expiration:

In the case of Convertible Securities or Options for Common Stock, be recomputed as though the only Additional Shares of Common Stock issued were shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities, and the consideration received therefore was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issue of all such Convertible Securities, whether or not converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange; and;

In the case of Options for Convertible Securities, be recomputed as though only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options and the consideration received by the Company for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Company upon the issue of the Convertible Securities with respect to which such Options were actually exercised.

No readjustment pursuant to Section 6(d) shall have the effect of increasing the Conversion Price to an amount which exceeds the Conversion Price existing immediately prior to the original adjustment with respect to the issuance of such Options or Convertible Securities, as adjusted for any Additional Shares of Common Stock issued (or deemed to be issued) between such original adjustment date and such readjustment date; and in the case of any Option or Convertible Security with respect to which the maximum number of shares of Common Stock issuable upon exercise or conversion or exchange thereof is not determinable, no adjustment to the Conversion Price shall be made until such number becomes determinable.

Adjustments for Issuance of Additional Shares of Common Stock. If the Company, at any time after the Original Issue Date, shall issue any Additional Shares of Common Stock (otherwise than provided in sections 6(a), 6(b) or 6(c) above) at a price per share less than the applicable Conversion Price then in effect or without consideration, then the applicable Conversion Price upon each such issuance shall be adjusted to the consideration per share paid for the Additional Common Stock.

The provisions of Section 6(d)(iii) shall not apply under any of the circumstances for which an adjustment is provided in Sections 6(a), 6(b) or 6(c) above. No adjustment of the applicable Conversion Price shall be made under this Section 6(d) upon the issuance of any Additional Shares of Common Stock which are issued pursuant to any Options or Convertible Securities if upon the issuance of such Options or Convertible Securities (x) any adjustment shall have been made pursuant to Section 6(d)(ii) above or (y) no adjustment was required pursuant to this Section 6(d)(iii). No adjustment of the applicable Conversion Price shall be made under this Section 6(d)(iii) in an amount less than $.01 per share, but any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment, if any, which together with any adjustments so carried forward shall amount to $.01 per share or more; provided, however, that upon any adjustment of the applicable Conversion Price as a result of any dividend or distribution payable in Common Stock or Convertible Securities or the reclassification, subdivision or combination of Common Stock into a greater or smaller number of shares, the foregoing figure of $.01 per share (or such figure as last adjusted) shall be adjusted (to the nearest one-half cent) in proportion to the adjustment in the applicable Conversion Price.

Determination of Consideration. For purposes of this Section 6(d), the consideration received by the Company for any Additional Shares of Common Stock issued (or deemed to be issued) shall be computed as follows:

Cash and Property. Such consideration shall:

Insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company;

Insofar as it consists of securities and the value of such securities is not determinable by reference to a separate agreement, (A) if the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value shall be computed based on the average of the closing prices of the securities on such exchange or system over the thirty (30)-day period ending on the date of receipt by the Company, (B) if the securities are actively traded over-the-counter, then the value shall be computed based on the average of the closing bid prices over the thirty (30) day ending on the date of receipt by the Company, and (C) if there is no active public market, then the value shall be computed based on the fair market value thereof on the date of receipt by the Company, as determined in good faith by the Board of Directors;

Insofar as it consists of property other than cash and securities, be computed at the fair market value thereof at the time of such issuance, as determined in good faith by the Board of Directors; and if Additional Shares of Common Stock are issued (or deemed to be issued) together with other shares or securities or other assets of the Company for consideration which cover both, by the proportion of such consideration so received, computed as provided in the immediately preceding Sections 6(d)(iv)(A)(1), 6(d)(iv)(A)(2) and 6(d)(iv)(A)(3), as determined in good faith by the Board of Directors.

Options and Convertible Securities. The consideration received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 6(d) relating to Option and Convertible Securities, shall be the sum of (x) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus (y) the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

The Conversion Price shall also be subject to adjustment on the date of issuance of the audited financial statements of the Company for the fiscal year ending December 31, 2007, in the event that the gross revenues of the Company for the fiscal year ended December 31, 2007, excluding grants and other development funds, interest income, and other non-operating income, and excluding revenues from acquired companies or products, is less than the target revenues set forth below:

Target Revenue	Adjusted Conversion Price
$6 million or more	$.50
At least $5 million, but less than $6 million	$.37
At least $4 million, but less than $5 million	$.25
Less than $4 million	$.125

Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to the holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon conversion of the Series A Preferred Stock.

OTHER PROVISIONS

The consent of the holders of 67% of the Series A Preferred Stock voting as a separate class shall be required for the Company to take any action that (i) alters or changes the rights, preferences or privileges of the Series A Preferred Stock, (ii) increases or decreases the authorized number of shares of capital stock, (iii) creates (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or in parity with the Series A Preferred Stock, (iv) results in the redemption of any shares of Common Stock (other than pursuant to equity incentive agreements giving the Company the right to repurchase shares upon the termination of services), (v) results in a Change of Control (as defined herein), (vi) amends or waives any provisions of the Company’s Articles of Incorporation or Bylaws relative to the Series A Preferred Stock, or (vii) results in the payment or declaration of any dividend on any shares of equity securities. A “Change in Control” shall mean the acquisition of the Company by another entity by means of any transaction or series of related transactions including, without limitation, any reorganization, merger or consolidation or sale of all or substantially all of the assets or shares of stock of the Company (each a “Change of Control”); provided, however, that, in each such case, the applicable transaction shall not be deemed a Change of Control unless the Company’s shareholders of record as constituted immediately prior to such transaction (by virtue of shares of the Company owned by such shareholders or securities issued solely with respect thereto as consideration for the Company’s acquisition or sale or otherwise) hold less than 50% of the voting power of the surviving or acquiring entity.

No shares of Series A Preferred Stock acquired by the Company by reason of redemption, repurchase, conversion or otherwise shall be reissued as Series A Preferred Stock. All such shares shall be cancelled, retired and eliminated from the shares of Series A Preferred Stock which the Company shall be authorized to issue and shall once again become undesignated shares of the Company’s preferred stock under Section 2.1 of the Company’s amended and Restated Articles of Incorporation.

Upon receipt by the Company of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of any certificates representing shares of Series A Preferred Stock, and, in the case of loss, theft or destruction, of a satisfactory indemnification undertaking by the holder to the Company and, in the case of mutilation, upon surrender and cancellation of the Series A Preferred Stock certificate(s), the Company shall execute and deliver new preferred stock certificate(s) of like tenor and date; provided, however, that the Company shall not be obligated to re-issue preferred stock certificates if the holder contemporaneously requests the Company to convert such shares of Series A Preferred Stock into Common Stock.

NO CUMULATIVE VOTING RIGHTS

No holder of the Series A Preferred Stock shall have any cumulative voting rights.

NO PREEMPTIVE RIGHTS

No holder of the Series A Preferred Stock shall have any preemptive rights by virtue of Section 302A.413 of the Minnesota Statutes (or any amendment or restatement thereof) to subscribe for, purchase or otherwise acquire any shares of the Company of any class, whether unissued or not or hereafter authorized, or any obligations or other securities convertible into or exchangeable for any such shares.